ALISA WON

Partner

(415) 591-1464

awon@winston.com

December 3, 2010
VIA EDGAR	BEIJING

Mr. Jeff Jaramillo

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: OPTi Inc. Form 10-K for year ended March 31, 2010 (File No. 000-21422)

Dear Mr. Jaramillo:

We are outside counsel to OPTI Inc. (the “Company”) who forwarded us your letter dated November 23, 2010. On November 30, 2010, I spoke by phone with Mr. Tim Buchmiller, Reviewing Attorney, to discuss questions from our client and to confirm the actions the SEC desires from the Company. As a result of that call, we send this letter.

The numbering below corresponds and responds to the paragraph numbers in your November 23, 2010 letter.

CHARLOTTE CHICAGO GENEVA HONG KONG LONDON LOS ANGELES MOSCOW NEW YORK NEWARK PARIS SAN FRANCISCO SHANGHAI WASHINGTON, D.C.

1.	The Company will revise its future filings to correct the section references.

2.	The Company will disclose the duration of its patents in its future filings.

3.	The Company did file the agreement with VIA Technologies as an exhibit to its 10-Q for the period ended September 30, 2009. Because of the amendment of the 10-K requested in paragraph 6 below, the Company will revise the exhibit list in the 10-K amendment to include this agreement.

4.	The Company did file the employment agreements with Messrs. Marren and Mazzoni as appendices D and E to the Company’s proxy statement for the 2007 shareholders meeting. In the amendment of the 10-K requested in paragraph 6 below, the Company will revise the exhibit list in the 10-K amendment to include these agreements.

December 3, 2010 Page 2

5.	I discussed with Mr. Buchmiller that the license agreement with Intel Corporation is still active and material to the Company. The Company will revise its future filings to provide further disclosure explaining this regarding the Intel license agreement.

6.	The Company will file an amendment to the Form 10-K to provide corrected and currently signed and dated certifications.

Also, attached is a letter from the Company, signed by its Chief Financial Officer, furnishing the acknowledgements requested in your November 23, 2010 letter.

The Company intends to file the amendment to the Form 10-K as discussed above not later than December 17, 2010.

If you have any questions regarding the foregoing, please contact me at (415) 591-1464.

Sincerely,

       /s/ Alisa Won

Alisa Won

Attachment:

3430 W. Bayshore Road, Suite 103 Palo Alto, CA 94303 650.213.8550 Phone 650.123.8551 Fax

December 3, 2010

VIA EDGAR

Mr. Jeff Jaramillo

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: OPTi Inc.	Form 10-K for year ended March 31, 2010 (File No. 000-21422)

Dear Mr. Jaramillo,

This letter is in response to your letter to OPTi, Inc. (the “Company”) dated November 23, 2010 regarding the Company’s Form 10-K for the year ended March 31, 2010. In connection with Winston & Strawn LLP’s response to your comments, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact me at (650) 213-8550.

Best regards,

/s/ Michael F. Mazzoni

Michael F. Mazzoni Chief Financial Officer, OPTi, Inc.